Exhibit 99.1

Dominion Diamond Corporation reports Fiscal 2016 Third Quarter Sales and Production Results

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--November 19, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine third fiscal quarter 2016 (August through October) sales, and Ekati Diamond Mine production results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Sales:
    Third quarter diamond sales1 were $145.0 million ($222.3 million in Q3 fiscal 2015).
  Production:
    During Q3 fiscal 2016, the Ekati Diamond Mine recovered 0.8 million carats from 0.9 million tonnes of ore processed (1.0 million carats from 1.1 million tonnes in Q3 fiscal 2015).
    The lower tonnage processed is a result of the continued testing relating to the diamond liberation initiative.
  Development:
    Misery Main pipe is still on track for first production in Q1 fiscal 2017.
    Mining from the Pigeon pipe commenced this month.

(1) Excluded from the Ekati sales recorded in the third fiscal quarter of 2016 is $1.8 million of sales from carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period.

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total third quarter sales of $145.0 million ($222.3 million in Q3 fiscal 2015). Sales were resilient during the quarter but were impacted by:

  A cautious market environment, particularly ahead of the extended Diwali holiday in India, which is a time of seasonal weakness in rough demand.
  The lower value of production mined at Ekati in the course of fiscal 2016 compared to the previous year as a result of the expected shift in the mine plan from higher to lower value production, ahead of the anticipated start-up of Misery production in Q1 fiscal 2017 .
  Rough diamond prices which have fallen approximately 8% this calendar year.

Q3 FY 2016 Summary Sales in millions of US dollars	Three months ended Oct 31, 2015	Nine months ended Oct 31, 2015
Ekati Rough (100% basis)	$88.2	$353.3
Diavik Rough (40% basis)	$56.8	$189.1
Total Sales(1)	$145.0	$542.4
Carats Sold (000s)
Ekati Rough (100% basis)	480	1,701
Diavik Rough (40% basis)	315	1,271
Total Carats Sold (a) (1)	795	2,972

(a) Figures may not add up due to rounding.

(1) Excluded from the Ekati sales recorded in the third fiscal quarter of 2016 were carats produced and sold from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period. During the third quarter for fiscal 2016, the Company sold an estimated 30,000 carats of such production for estimated proceeds of $1.8 million.

Production

Ore mined from Koala Underground exceeded plan for Q3 fiscal 2016. In the comparable quarter of the prior year, the recovered grade at Koala Underground was substantially higher than current production as a result of processing a higher proportion of the very high grade Phase 6 ore than in the current quarter (the average reserve grade for Koala Underground phase 5, 6 and 7 is 0.6 carats per tonne).

Mining from Pigeon began this month, on schedule, with the first “commercial1” production expected in Q1 fiscal 2017.

Testing related to the diamond liberation initiative at the Ekati Diamond Mine which began in July 2015 is continuing. Throughput in fiscal Q3 was impacted by these tests, requiring batch processing of unblended ore from Misery Southwest and subsequently Koala Underground.

Waste stripping at Misery remains on target. As previously expected, the first ore from the Misery Main pipe is planned for delivery in Q1 fiscal 2017 and the first “commercial1” production in Q2 fiscal 2017.

(1) The Company defines the commencement of “commercial” production as three consecutive months of production above 60% of nameplate capacity. The Company defines “capacity” as the average monthly production for the open pit/underground source over the life of mine.

Ekati Diamond Mine Production (100% basis)

For the three months ended Oct 31, 2015				For the three months ended Oct 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	68	18	0.27	291	88	0.30
Koala	289	216	0.75	282	353	1.25
Koala North	-	-	-	68	57	0.83
Misery Satellites(1)	218	405	1.85	211	285	1.35
COR(2)	313	199	0.64	290	192	0.66
Total(3)	888	838	0.94	1,142	975	0.85

For the nine months ended Oct 31, 2015				For the nine months ended Oct 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox	86	24	0.28	1,489	503	0.34
Koala	741	618	0.83	666	831	1.25
Koala North	97	53	0.55	199	174	0.87
Misery Satellites(1)	770	1,236	1.61	452	582	1.29
COR(2)	1,008	638	0.63	358	247	0.69
Total(3)	2,702	2,568	0.95	3,164	2,337	0.74

(1) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 38,000 tonnes of Northeast material was processed in the third fiscal quarter at an average grade of 0.99 carats per tonne, and approximately 122,000 tonnes of Northeast material was processed during the nine months ended October 31, 2015, at an average grade of 0.98 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.

(2) This material is not included in the reserves or resources and is therefore incremental production.

(3) Figures may not add up due to rounding.

Diavik
The Diavik Diamond Mine production results for the third calendar quarter of 2015 were released on October 15, 2015. Diavik reports to the calendar year ending December 31, and Ekati reports to the fiscal year ending January 31. The Company does not report Diavik fiscal production results.

Inventories

Two rough diamond sales were held during the quarter. The Company plans to hold three rough diamond sales in the fourth fiscal quarter of 2016.

At October 31, 2015, the Company had approximately 1.9 million carats of rough diamond inventory available for sale with an estimated market value of approximately $155 million (compared to 1.6 million carats of inventory available for sale at July 31, 2015, with a market value of $185 million and 0.8 million carats with a market value of $165 million at October 31, 2014). The Company also had approximately 0.9 million carats of rough diamond inventory that was work in progress (compared to 0.9 million carats of rough diamond inventory that was work in progress as at October 31, 2014). The changes in market value of inventory over time are a result of the shift in production mix at both mines as well as the average 8% drop in diamond prices in the course of the year.

Diamond Inventory (available for sale) (in millions of US dollars, except carats)		Oct 31, 2015	Jul 31, 2015	Oct 31, 2014
Ekati Diamond Mine (100%)	Carats (million)	1.0	0.8	0.4
	Estimated Market Value	$90	$105	$110
Diavik Diamond Mine (40%)	Carats (million)	0.9	0.8	0.4
	Estimated Market Value	$65	$80	$55
Diamond Inventory	Estimated Market Value of Inventory[1]	$155	$185	$165

(1) Diamond inventory figures exclude approximately $23 million of samples which are used in the sorting and valuation processes.

Pricing
Based on the average prices per carat achieved by the Company in the third fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below.

Diamond Prices October 2015 Average Price per Carat (in US dollars)[1]
Diavik Ore Type		Ekati Ore Type[2]
A-154 South	$125	Koala	$310
A-154 North	$165	Koala North	$365
A-418	$90	Fox	$275
COR	$45	Misery Satellite Pipes	$75
		COR	$60 – 110

(1) Rough diamond prices are rounded to the nearest $5 per carat.
(2) The pricing above is based on Dominion’s pricing model which at this time does not include price adjustments for the additional recovery resulting from the diamond liberation initiative at the Ekati Diamond Mine.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s third quarter sales results disclosed in this news release are preliminary and reflect expected third quarter sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s interim financial statements. The Company will provide additional financial information and related discussion and analysis about its third quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca